Exhibit (a)(5)(iv)

BFC Financial Corporation Successfully Completes Tender Offer

for Shares of BBX Capital Corporation’s Class A Common Stock

- BFC Now Holds an 81% Equity Interest and 90% Voting Interest in BBX Capital -

FORT LAUDERDALE, Florida – April 30, 2015 – BFC Financial Corporation (“BFC”) (OTCQB: BFCF; BFCFB) announced today that it has successfully completed its tender offer to purchase 4,771,221 shares of Class A Common Stock of BBX Capital Corporation (“BBX Capital”) (NYSE: BBX) at a cash purchase price of $20.00 per share, net to the seller in cash (less any applicable withholding taxes and without interest). The tender offer, which commenced on March 20, 2015, expired at 5:00 p.m., New York City time, on April 24, 2015.

BFC was advised by Computershare Trust Company, N.A., the Depositary for the tender offer, that a total of 6,574,446 shares were validly tendered pursuant to the tender offer. Because the tender offer was oversubscribed, the number of shares that BFC accepted for purchase from each tendering shareholder was prorated so that BFC purchased a total of 4,771,221 shares in the tender offer for an aggregate purchase price of approximately $95.4 million. The final proration factor was 72.57569%. The purchase price for the shares accepted for payment has been deposited with the Depositary and will be paid by the Depositary to tendering shareholders promptly in accordance with the terms of the tender offer. All shares tendered in the tender offer but not accepted for purchase will be promptly returned to the tendering shareholders.

Prior to completion of the tender offer, BFC owned approximately 51% of the issued and outstanding shares of BBX Capital’s Class A Common Stock and all of the issued and outstanding shares of BBX Capital’s Class B Common Stock. Collectively, these shares represented an approximately 51% equity interest and 74% voting interest in BBX Capital. As a result of BFC’s purchase of the 4,771,221 shares of BBX Capital’s Class A Common Stock in the tender offer, BFC now owns approximately 81% of the issued and outstanding shares of BBX Capital’s Class A Common Stock, which together with the shares of BBX Capital’s Class B Common Stock owned by BFC, represent an approximately 81% equity interest and 90% voting interest in BBX Capital.

Alan B. Levan, Chairman, Chief Executive Officer and President of BFC, said, “We are pleased that the tender offer was successfully completed and that BFC achieved its goal of increasing its interest in BBX Capital.”

About BFC Financial Corporation:

BFC (OTCQB: BFCF; BFCFB) is a holding company whose principal holdings include a 81% ownership interest in BBX Capital Corporation (NYSE: BBX) and its indirect ownership interest in Bluegreen Corporation. BFC owns a 54% equity interest in Woodbridge, the parent company of Bluegreen. BBX Capital owns the remaining 46% equity interest in Woodbridge. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide. BBX Capital, a New York Stock Exchange listed company, is involved in the acquisition, ownership and management of joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses.

As of December 31, 2014, BFC had total consolidated assets of approximately $1.4 billion, shareholders' equity attributable to BFC of approximately $252.9 million, and total consolidated equity of approximately $446.7 million. BFC’s book value per share at December 31, 2014 was $3.03.

About Bluegreen Corporation:

Founded in 1966 and headquartered in Boca Raton, FL, Bluegreen Corporation (“Bluegreen Vacations”) is a sales, marketing and resort management company, focused on the vacation ownership industry and pursuing a capital-light business strategy. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide. Bluegreen also offers a portfolio of comprehensive, turnkey, fee-based service resort management, financial services, and sales and marketing on behalf of third parties.

About BBX Capital Corporation:

BBX Capital (NYSE: BBX) is involved in the acquisition, ownership and management of joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital and BFC have a 46% and 54% respective ownership interest in Bluegreen.

As of December 31, 2014, BBX Capital had total consolidated assets of $392.9 million, shareholders' equity attributable to BBX Capital of approximately $309.8 million, and total consolidated equity of approximately $311.3 million.  BBX Capital’s book value per share at December 31, 2014 was $19.16.

For further information, please visit our family of companies:

BFC Financial Corporation: www.BFCFinancial.com

Bluegreen Corp.: www.BluegreenVacations.com

BBX Capital: www.BBXCapital.com

Renin Corp.: www.ReninCorp.com

RoboVault: www.RoboVault.com

BBX Sweet Holdings: Hoffman’s Chocolates: www.Hoffmans.com, Williams & Bennett:

www.WilliamsandBennett.com, Jer’s Chocolates: www.Jers.com, Helen Grace Chocolates: www.HelenGrace.com, and Anastasia Confections: www.AnastasiaConfections.com

BFC Financial Contact Info:

Investor Relations: Leo Hinkley, Managing Director, 954- 940-4994

Email: LHinkley@BFCFinancial.com

Media Contact: Kip Hunter Marketing, 954-765-1329

Aimee Adler/ Jodi Goldstein

Email: aimee@kiphuntermarketing.com, jodi@kiphuntermarketing.com

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This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and involve substantial risks and uncertainties, including that the expected tax and other benefits to BFC from the tender offer may not be realized or maintained in the future. Reference is also made to the risks and uncertainties detailed in reports filed by BFC with the SEC, including the “Risk Factors” sections thereof, which may be viewed on the SEC's website at www.sec.gov. BFC cautions that the foregoing factors are not exclusive.